Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada comments on U.S. DoJ cargo investigation

    MONTREAL, June 12 /CNW Telbec/ - In February 2006, the European
Commission and the United States Department of Justice (the "U.S. DoJ")
launched an investigation into alleged anti-competitive activities relating to certain surcharges levied by a number of airlines and other cargo operators.
At that time, neither authority visited Air Canada or any of its cargo operations. The U.S. DoJ has recently sought information from Air Canada as part of its investigation. Air Canada is cooperating fully with this investigation.
    It is Air Canada's policy to conduct its business in full compliance with all applicable laws.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; aircanada.com
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL

CNW 17:15e 12-JUN-06